UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement (the “Announcement”) that is attached as an exhibit to this Report. The Company entered into a Placing Agreement pursuant to which the Company has conditionally agreed to place through the Placing Agent, on a best effort basis, up to an aggregate of 185,480,000 Placing Shares, to not less than six Placees who and whose ultimate beneficial owners shall be Independent Third Parties at a price of HK$0.066 per Placing Share. The issuance and sale of new ordinary shares of the Company will be made under the previously approved General Mandate. The Announcement and this Report are for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only.

The summary of the Announcement described above is not complete and subject to the terms set forth in the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein is qualified in their entirety by reference to such document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: October 17, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement dated October 17, 2024 by the Company Regarding the Placing Of New Shares Under General Mandate

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